Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 Telephone: (215) 564-8000 Fax: (215) 564-8120

June 24, 2014

VIA EDGAR TRANSMISSION

Amy W. Miller, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	RBC Funds Trust - Post-Effective Amendment No. 64 (Registration Nos. 333-111986 / 811-21475)

Dear Ms. Miller:

On behalf of RBC Funds Trust (the “Registrant”), we are submitting the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), which you provided to us on June 10, 2014, relating to Post-Effective Amendment No. 64 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 64 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registrant’s registration statement, which was filed on April 25, 2014.

The filing was made for the purpose of registering Class C shares of the RBC BlueBay Absolute Return Fund (the “Fund”), a series of the Registrant sub-advised by BlueBay Asset Management LLP and BlueBay Asset Management USA LLC.  Together, all series of the Registrant may be referred to as the “Funds.”

The Staff’s comments and our response to each comment are set forth below.

Comments from SEC Staff from Review of Registration Statement

1.	Filing of Registration Statement as a Supplement

Comment:  The Staff notes that the registration statement amendment is comprised of a prospectus supplement (Part A) and statement of additional information supplement (Part B) and the currently effective registration statement components of Post-Effective Amendment No. 54 are incorporated by reference. Please explain supplementally the rationale for filing the supplements in the registration statement amendment.

Response:  The registration statement amendment was filed for the sole purpose of registering for public sale the newly created Class C shares of the Fund. The Registrant filed the supplements in the registration statement amendment to display changes made to the registration statement that result from the addition of Class C shares for the Fund.  The Registrant opted not to amend and restate the entire prospectus and SAI as they relate to other Funds in order to avoid the need to update financial and other information unnecessarily.  The amendment relates only to the Fund and no other information relating to any other series of the Trust is amended or superseded thereby.  Furthermore, any delivery of the prospectus or SAI for the Class C shares of the Fund will include both the supplement and the currently effective joint prospectus or SAI for the RBC BlueBay Funds that is on file with the SEC.

2.	Effective Date and Utilization of Supplement

Comment:  The Staff notes that that the supplements filed with the registration statement amendment are dated April 25, 2014. Please confirm that the supplements are not utilized as of that date and that the dates of the supplements would be on or after the effective date of the registration statement amendment.

Response:  The Registrant confirms that the supplements were not utilized as of April 25, 2014 and the effective date of the supplements is June 24, 2014.

3.	Fees and Expenses of the Fund – Contingent Deferred Sales Charge

Comment:  The Staff notes that the Fees and Expenses table indicates “None” for Class A for the Maximum Deferred Sales Charge but a footnote indicates that a “1.00% CDSC is imposed on redemptions of Class A shares made within 12 months of a purchase of $1 million or more of Class A shares on which no front-end sales charge was paid.”  The Staff requests, in accordance with Instruction 2(a) of Item 3 of Form N-1A, that the 1.00% CDSC should be shown in the Fees and Expenses table.  The Staff also notes that the Registrant should feel free to provide a footnote to the line item explaining the circumstances under which the contingent deferred sales charge would be applicable.

Response:  The Registrant believes that it would be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table because no shareholder would be charged both a front-end sales charge and a CDSC of 1.00%.  The Fund believes that the Fees and Expenses table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1 million or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.  The Registrant notes that the imposition of the 1.00% CDSC is uncommon compared to the imposition of a front-end sales charge.  Additionally, consistent with Form N-1A, if both the front-end sales charge and the CDSC for Class A shares were shown in the Fees and Expenses table, they would also need to be included in the Example, which would result in further misleading information in the Example.  The Registrant respectfully declines to make revisions to the Fees and Expenses table in this regard.

4.	Comments Provided by SEC Staff Relating to Post-Effective Amendment No. 51 Filed on September 26, 2013

Comment:  We note that the Registrant filed a registration statement amendment pursuant to Rule 485(a) on September 26, 2013, which the SEC staff commented upon, and the Registrant filed a comment response letter dated November 27, 2013 addressed to examiner Edward P. Bartz, Esq. To the extent that the SEC staff's comments on the prior filing were not accepted by the registrant, and would apply to this filing (for example, with respect to the Fees and Expenses table), we repeat the earlier comments.

Response:  To the extent that such comments apply to this filing, the Registrant sets forth below the SEC staff’s comments on the 485(a) registration statement dated September 26, 2013, and reiterates its rationale for respectfully declining to make revisions in response to these comments.

a.	Fees and Expenses Table – Global Comment re: Wire Fee

Comment:  The Staff noted that the prospectus indicates that redemptions by wire are subject to a $15 wire fee.  The Staff noted that the Funds’ Fees and Expenses tables do not show that amount as a redemption fee and request that the Registrant show that amount in the Fees and Expenses table.

Response:  We have not implemented the requested change because the Registrant believes that the current disclosure meets the Form N-1A requirements.  We note that Item 3 to Form N-1A provides that, if applicable, a redemption fee should be provided as a percentage of the amount redeemed.  In this case, the $15 wire fee is an amount charged to a shareholder if they request a particular service from a bank (i.e., wire services) and the $15 amount should not be presented as a Shareholder Fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption.  We believe that the current disclosure in the prospectus is sufficient and consistent with Form N-1A requirements.

b.	Principal Investment Strategy – Global Comment Regarding Maturity

Comment:  The Staff noted that a number of the Funds do not have a stated policy with respect to maturity or duration of fixed income investments.  The Staff requested that the Funds provide a maturity policy or, if none, disclose that there is none.

Response:  The Funds do not have a prescribed investment policy with respect to maturity or duration of fixed income investments.  Each Fund may invest in bonds of varying maturities.  Duration is a factor that the Funds consider when investing in bonds, but there is no specific target.  Therefore, consistent with Instruction 3 to Item 9(b) of Form N-1A, we do not believe any revisions to the Funds' disclosure are necessary.

c.	Short Sales

Comment:  The Staff noted that the Fund has an investment policy of “long and short” fixed income securities and derivatives.  The Staff requested that the Registrant confirm supplementally that any short sale interest expense is included in the Fees and Expenses table.  Additionally, the Staff requested that the Fund include risk disclosure associated with short sales because short sales is a principal investment strategy.

Response:  The reference to “short” fixed income securities and derivatives pertains to instances where the Fund writes (or sells) credit default swap protection through derivatives and does not pertain to instances where the Fund sells a security short in the traditional sense.  Therefore, there is no interest expense associated with short selling and no need to modify the Fees and Expenses table or provide risk disclosure relating to short sales.

Tandy Representation

The Registrant acknowledges that:  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this letter to the undersigned at (215) 564-8198.

Very truly yours,

/s/Michael P. O’Hare
Michael P. O’Hare

cc:          Lee Thoresen, Esq., Secretary, RBC Funds Trust